

Mail Stop 3561

February 18, 2009

Mr. Mark A. Dumouchel, President and CEO
Nyer Medical Group, Inc.
1292 Hammond Street
Bangor, Maine 04401

> **Re:** **Nyer Medical Group, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2008**
> **Filed October 10, 2008**
> **File No. 0-20175**

Dear Mr. Dumouchel:

We have reviewed your filing and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable. Please be as detailed as necessary in your explanation. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of your response, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. In future filings, please revise to provide the charter and related information required by Item 407(c)(1)-(2), 407(d)(1), and 407(e)(1)-(2) of Regulation S-K.

2. In this regard, we note that your proxy statement filed on January 8, 2008 includes some Part III information not included in the Form 10-K for the same fiscal year. Please confirm that future Form 10-K filings will clarify which information, if any, is incorporated by reference pursuant to General Instruction G of Form 10-K.

Executive Compensation, page 61

3. We note the Form 10-K filed on October 12, 2007 and exhibit 10.21, which describes non-equity incentive payments under Mr. Dumouchel's employment agreement in the event income before taxes and other items is greater than $450,000. We also note the Form 8-K filed on February 8, 2008 and exhibit 10.1, which describes Mr. Dumouchel's revised employment agreement and payments in the event income before taxes and other items is greater than $450,000. As the company experienced negative income before income taxes and minority interest in 2008, it is unclear why the non-equity incentive plan compensation column of the summary compensation table indicates payments were made to named executive officers. With a view to disclosure in future filings, please advise us of the terms governing the non-equity incentive plan payments, and any waivers or modifications of any performance targets. See Item 402(c)(3) of Regulation S-B.

Transactions with Related Persons, page 71

4. It appears that the Mr. Dumouchel and others were employees and shareholders of D.A.W. at the time of the registrant's purchase of the remaining 20% of D.A.W.'s equity. With a view to disclosure in future filings, please advise us whether the purchase is a related person transaction under Item 404 of Regulation S-B.

Signatures, page 76

5. Please include the signature of your controller or principal accounting officer as required by Form 10-K. If the signatures now include that of your controller or principal accounting officer, but the signature page does not indicate that the signor occupies that position, please confirm that your controller or principal accounting officer has signed and that in future filings you will indicate each capacity in which the officers are signing. See Instruction D(2)(b) to Form 10-K.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Any questions may be directed to Cathey Baker at (202) 551-3326 or to James Lopez, who supervised the preparation of your filing, at (202) 551-3790.

Sincerely,

John Reynolds
Assistant Director